Mail Stop 3561



								April 13, 2006



Christopher R. Thomas, President
Restaurant Acquisition Partners, Inc.
5950 Hazeltine National Drive, Suite 290
Orlando, Florida 32822-5007

		RE:	Restaurant Acquisition Partners, Inc.
			Amendment No. 1 to Registration Statement on Form
S-1
			File No. 333-129316
			Date Filed: March 17, 2006

Dear Mr. Thomas:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. We note that you propose to conduct a private offering simultaneously with the consummation of this offering. In a letter dated March 23, 1984 between John Huber and Michael Bradfield
(Bankers
Trust letter) the Division took the position that the mere filing of a
registration statement was the equivalent to a general
solicitation
and that, as a result, any securities law exemption for the
private
placement was potentially not valid.  This, in turn, would entitle the
purchasers to certain statutory and contractual rights, including rescission. Please provide an analysis of this issue with respect to your offering including its effect on the protections offered by the
trust account.  If warranted, please add a risk factor.  We may have
further comments.
2. We note you have added the insider units, common stock and warrants
as part of the insider units and underlying common stock to the fee
table on the facing page.  We also note your statement on the cover
page that "the units to be sold to these initial stockholders have been registered for resale under the registration statement of which
this prospectus forms a part ...."   We finally note your
statement
that "our initial stockholders have committed to purchase the insider
units (for an aggregated purchase price of $960,000) from us.
These
purchases will take place on a private placement basis
simultaneously
with the consummation of this offering."   Your disclosure
indicates
that you contemplate registering the insider units for resale. Your disclosure suggests that you did not complete the private placement of the insider units prior to filing your registration statement. To rely on a private investment public equity analysis, the private offering must be completed prior to filing the resale registration statement so that Rule 152 is available. It appears the company may not register the 160,000 units for resale. Please revise to remove the insider units from the company`s registration statement and make appropriate revisions throughout the registration statement.
3. We note that the purchasers of the 160,000 insider units entered into subscription agreements with the company to purchase the insider units. Supplementally provide us with copies of the individually dated and executed binding subscription agreements for the 160,000 insider units. We may have further comment.
4. We note you indicate on the cover page that the 160,000 units will be sold to initial stockholders. We also note your statement in the
Principal Stockholders section that "Our initial stockholders have committed to purchase the insider units (for an aggregate purchase price of $960,000) from us." Finally, we note your statement in The
Offering section that the units "will be sold to our initial stockholders and their affiliates ... the warrants underlying such units may be exercisable on a cashless basis so long as such warrants are held by our initial stockholders or their affiliates." (emphasis added) Revise to clarify who will purchase the 160,000 units. We may have further comment.
5. We note the following language from Article Fifth of your Amended and Restated Certificate of Incorporation: "The following provisions
(A) through (D) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of an initial Business Combination, and may not be amended prior to the consummation of any Business Combination." Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law.
Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended; and if so, the legal basis for such amendment; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Please note that your disclosure should also address whether the disclosures in the prospectus are terms of the security being offered under the federal securities laws.
6. We note the disclosure throughout the prospectus that the company will proceed with the business combination only if two conditions are met which include public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercise their conversion rights. Please explain whether in the company`s view the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination. We may have further comment.
7. In reviewing your filing the staff was unable to locate a copy of your response letter on EDGAR. Please advise us whether the company has filed its response letter as EDGAR correspondence. If the company has deliberately chosen not to file its response, please state the reasons for so doing. If the company`s act was inadvertent, please file a copy of your response letter as EDGAR correspondence.
8. We note your substantial response to our prior comment 2. We believe that this management analysis is useful to investors in determining whether to invest. Based on our review it does not appear that this entire discussion can be found in your existing disclosures.
Please revise your document to include more of the details contained in your response or advise us why no revision is necessary.

Calculation of Registration Fee
9. We note that you seek to register the sale of the units being sold to insiders. In the title column of your tabular presentation you state that you are registering the common stock underlying the insider warrants "to the extent such Warrants are subsequently transferred prior to exercise". Please advise us of the meaning of this statement. In addition, please clarify your disclosure in the registration statement concerning the registration of the insider units. If the units are being registered for resale please provide the disclosures contemplated by Item 507 of Regulation S-K.


Prospectus Summary, page 2
10. Please clarify the addition to the second sentence of the first
paragraph.  The addition starts "or that acquire insider units
...."
11. In light of the Rule 415 undertakings in Part II of the registration statement, please remove or revise the statement "[y]ou should not assume that the information in this prospectus is accurate
as of any date other than the date on the front cover of this prospectus."
12. Please clarify whether your definition of net assets on page 2 also includes the $420,000 in deferred underwriter`s compensation.
13. On page 5 you indicate that the outstanding warrants may be redeemed "in whole and not in part" however, Exhibit 4.3 indicates that the warrant may be redeemed in whole or in part. Please revise your document accordingly, or advise us why no revision is
necessary.
14. We note your definition that "public stockholder ... refers to those persons (other than our initial stockholders) that purchase the securities offered by this prospectus."  We also note your
statement
that "we will dissolve and promptly distribute only to our public stockholders the amount in our trust account ...."  Finally we note
your statement that "all of our officers and directors own stock in our company, but have waived their right to receive distributions (other than with respect to units they purchase in this offering or common stock they purchase in the aftermarket) upon our liquidation prior to a business combination." Please revise to reconcile your statements regarding the distributions to be made upon liquidation.

Summary Financial Data, page 9
15. Please revise the fifth paragraph to indicate the aggregate dollar amount converted if 19.99% of the 4,000,000 shares are converted under the conversion rights.

Risk Factors, page 10
16. We note your response to comment 22. We continue to believe that the comment is appropriate. It appears that risk factors 17, 26, 27,
35, 36, and 38 are generic risks and should be revised, deleted or moved to another section of the prospectus as appropriate.




Principal Stockholders, page 55

17. Revise to indicate the number of warrants included in the insider warrants for John Creed.

Description of Securities, page 59
18. On page 59 and elsewhere you seem to have left open spaces to insert additional founders. Please advise us whether this was intentional and, if not, revise to remove.
19. We note your statement that the underwriter may waive the provision prohibiting the company from issuing preferred stock that participates in the proceeds of the trust account. Advise us why the possible waiver of the prohibition should not be addressed in the risk factor section.
20. On page 62 you indicate that the insider units are being registered for sale but that "the purchasers have agreed that the units and underlying securities will not be sold ... until we have completed a business combination." Please clarify the parties to this agreement, and state whether this provision may be waived.

Underwriting, page 65
21. Please advise us whether the NASD has determined that the underwriter`s purchase option is compensation for purposes of determining the reasonableness of underwriting compensation pursuant to Rule 2710(c)(3) of the NASD Conduct Rules. If so, please disclose this fact.

Financial Statements

Note F - Commitments, page F-9
22. Please refer to prior comment 40. Since the registrant will initially have proceeds of approximately $25 million with which to acquire a target in the restaurant industry, please explain why you believe the volatility of established public restaurant companies with market capitalizations in excess of one billion dollars provides a good estimate of your expected volatility. Also, tell us how you calculated the estimate of 27% and whether it is based on the daily historical closing values of the basket of companies for the period of time equal in length to the term of the option though the balance sheet date or other date.



Founding Stockholders, page F-9
23. Please refer to prior comment 69. Expand Note G to document that the agreement described has not been finalized or executed by the parties and will not be until the time of effectiveness. If this expanded footnote is still provided on an unaudited basis, please explain your basis for doing so.

Part II
24. We note that you have deleted your section addressing the indemnification of your officers and directors. Please revise as appropriate.

Recent Sales of Unregistered Securities
25. We note that you have added disclosure indicating that Mr. Creed transferred shares of his common stock in reliance on the Section 4(1)
exemption to the Securities Act. Please provide additional information concerning this transaction, including, the name of the purchaser, the number of shares purchased, and an analysis of the facts relied on in determining that the exemption was available. We may have further comment.

Exhibits

Exhibit 5.1

26. In reviewing your legality opinion, included as Exhibit 5.1, we note that you have assumed that the Warrant Agreement between the Company and Warrant Agent is a legal and binding obligation to the warrant agent. In addition, it appears that you are assuming that "the Board has taken all necessary corporate action to approve the issuance." Please note that the staff views the foregoing as essentially assuming that the securities are "legally issued" and, therefore, overly broad. Please revise your legality opinion accordingly.

27. Please include a signature line in your legality opinion indicating that the Firm has signed off on the opinion. Also revise your legality opinion to identify the person and their capacity in which they executed the legality opinion.
28. Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware constitution and all reported judicial decisions interpreting those laws.



Undertakings
29. Please revise to provide the exact required undertakings set forth in Item 512(a) of Regulation S-K.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Williamson at (202) 551-3393.



      Sincerely,



John Reynolds
Assistant Director



cc. 	Ronald A. Fleming, Jr., Esq.
	212-298-9931 (facsimile)

Mr. Christopher Thomas
Restaurant Acquisition Partners, Inc.
April 13, 2006
p. 1